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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3




                         CheckFree Holdings Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   162816 10 2
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                                 (CUSIP Number)


        Catherine L. Valentine, Esq.                 Kenneth A. Linhares, Esq.
                 Intuit Inc.                            Fenwick & West LLP
               2632 Marine Way                         Two Palo Alto Square
          Mountain View, CA  94043                     Palo Alto, CA  94306
               (650) 944-6000                             (650) 494-0600
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 18, 2000
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 162816 10 2                    13D/A No.3         Page 2 of 4
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                                 SCHEDULE 13D/A


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          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INTUIT INC.; 77-0034661
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
    2                                                                (b) [ ]

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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS
          NOT APPLICABLE
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE (USA)

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                          7    SOLE VOTING POWER
        NUMBER
          OF                   -0-
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        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
         OWNED                 7,175,000 (1)
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          BY              9    SOLE DISPOSITIVE POWER
         EACH
       REPORTING               -0-

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        PERSON            10   SHARED DISPOSITIVE POWER
         WITH
                               7,175,000 (1)
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,175,000 (1)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.7%
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   14     TYPE OF REPORTING PERSON
          CO
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(1) Shared only by virtue of the fact that Intuit Ventures Inc. ("IVI"), the current record holder of the shares, is a wholly owned subsidiary of Intuit, Inc. ("Intuit"). Intuit contributed to its subsidiary all of the shares of the Common Stock of CheckFree Holdings Corporation previously beneficially owned by Intuit. Intuit disclaims beneficial ownership of the shares under Rule 13d-3. Please refer to the Introductory Statement on Page 3 for further clarification.


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CUSIP NO. 162816 10 2                    13D/A No.3         Page 3 of 4
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INTRODUCTORY STATEMENT

               The sole purpose of this Amendment No. 3 to the statement on
Schedule 13D dated January 27, 1997 (the "Schedule 13D") filed by Intuit is to file a final amendment to Schedule 13D. On February 11, 2000, Intuit filed a
Schedule 13G (the "Schedule 13G") with respect to its beneficial ownership of the Common Stock ("Common Stock") of CheckFree Corporation, a Delaware corporation ("CheckFree"). Unless and until Intuit and/or its subsidiaries are required to file under Schedule 13D, all disclosure with respect to the beneficial ownership of Common Stock of CheckFree can be found under the above referenced Schedule 13G and any subsequent amendments thereto.

ITEM 1.        SECURITY AND ISSUER

               This Schedule 13D relates to the Common Stock of CheckFree. The principal executive offices of CheckFree are 4411 East Jones Bridge Road, Norcross, Georgia, 30092.

ITEM 2.        IDENTITY AND BACKGROUND

               Not applicable. See Introductory Statement above.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Not applicable. See Introductory Statement above.

ITEM 4.        PURPOSE OF TRANSACTION

               Not applicable. See Introductory Statement above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               Not applicable. See Introductory Statement above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable. See Introductory Statement above.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Not applicable. See Introductory Statement above.


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CUSIP NO. 162816 10 2                    13D/A No.3         Page 4 of 4
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2000


INTUIT INC.


By: /s/ Greg  J. Santora
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     Greg J. Santora
     Chief Financial Officer